Exhibit 99.1

Golden Star Announces Appointment of
Daniel Owiredu to Board of Directors

Toronto, ON - November 5, 2014 - Effective today, Daniel Owiredu has been appointed to the Board of Directors of Golden Star. Daniel will retain his executive responsibilities in his current role of the Executive Vice President and Chief Operating Officer for the Company. As a respected member of the Ghanaian business community, Daniel’s experience will be invaluable at the Board level of the Company.

Daniel joined Golden Star in September 2006 as Vice President, Operations and was appointed Executive Vice President Operations and Chief Operating Officer in January 2013. He has more than 30 years of experience in the mining sector in Ghana and West Africa. Most recently, Daniel was Deputy Chief Operating Officer Africa for AngloGold Ashanti where he successfully managed the construction and operation of the Bibiani mine as well as the operation of the Siguiri, Obuasi and Fred Rebecca mines. Daniel has made a significant contribution to mining in Ghana as the country’s former President of the Chamber of Mines and more recently in his appointment as Chairman of the Board of GCB Bank.

Commenting on the appointment of Daniel Owiredu to the Board, Chairman Tim Baker said:

“Daniel’s knowledge and understanding of Ghana along with his reputation for integrity in handling community issues have made a huge difference to Golden Star’s ability to operate in the country. On behalf of all the directors I am delighted to welcome him to the Board and look forward to working together more closely as we grow Golden Star’s operations over the next few years.”

Company Profile:

Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) (“Golden Star” or the “Company”) is an established gold mining company that holds a 90% interest in both the Bogoso and Wassa gold mines in Ghana. The Company also has a 90% interest in the Prestea Underground mine in Ghana. Golden Star has Mineral Reserves of 3.9 million ounces and 6.0 million ounces in Measured and Indicated Mineral Resources. In 2013, Golden Star sold 331,000 ounces of gold and in 2014 the Company expects to produce 260,000 - 280,000 ounces. The Company offers investors leveraged exposure to the gold price in a stable African mining jurisdiction with exploration and development upside potential.

For further information regarding Golden Star’s Mineral Reserves and Mineral Resources, see Golden Star’s Annual Information Form for the year ended December 31, 2013, available on SEDAR at www.sedar.com. For further information on the Company, please visit www.gsr.com or contact:

Angela Parr, Vice President Investor Relations

+1 416-583-3800

investor@gsr.com

Source: Golden Star Resources Ltd.

150 King Street West | Sun Life Financial Tower | Suite 1200| Toronto ON M5H 1J9